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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING
                                   (Check one)

[x] Form 10-K and Form 10-KSB  [  ] Form 20-F  [  ] Form 11-K

[  ] Form 10-Q and Form 10-QSB [  ] Form N-SAR

         For Period Ended: August 31, 2000
                          ------------------------------------------------------

         [ ] Transition Report on Form 10-K and Form 10-KSB
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q and Form 10-QSB
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:            N/A
                                            ------------------------------------

                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


                  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification
         relates:    N/A
                 --------------------------

PART I--REGISTRANT INFORMATION


         Full Name of Registrant:   Rawlings Sporting Goods Company, Inc.
                                  ----------------------------------------------

         Former Name if Applicable: N/A
                                   ---------------------------------------------

         1859 Intertech Drive
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         Address of Principal Executive Office (Street and Number)

         Fenton, Missouri 63026
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         City,  State and Zip Code


PART II--RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).


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         (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)    The subject annual, semi-annual report, transition report on
                Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

         The Form 10-K cannot be filed within the prescribed period without unreasonable effort or expense due to the recent substantial changes in the Company's accounting and finance functions including the resignation of the Company's Chief Financial Officer on September 20, 2000. Notwithstanding its efforts to retain a new Chief Financial Officer the Company has not found a replacement to date.

PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

           Ellen Morice                              (314)         349-3500
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                  (Name)                          (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                   [x] Yes        [  ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [x] Yes        [  ] No


         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Explanation of response to Part IV (3):


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         Net revenues from continuing operations for the three months ended
August 31, 2000 were $28.8 million, up 19.5% from fourth quarter fiscal year 1999 sales of $24.1 million. Net loss from continuing operations for the fourth quarter of fiscal year 2000 was $3.3 million, down 40.8% from fourth quarter 1999 loss of $5.6 million.

         Net revenue in the fourth quarter of fiscal year 2000 increased in basketball, baseball equipment, football, and team apparel versus fourth quarter fiscal year 1999, offset by declines in licensing revenue and outlet store sales. The lower outlet store sales reflect the third quarter closing of one outlet store.

         Gross margin from continuing operations for the fourth quarter fiscal year 2000 was 24.2%, up 7.2 points versus 17.0% in the fourth quarter of fiscal year 1999. The fourth quarter of 1999 included $1.9 million in non-recurring charges, including a write down of radar speed sensing baseballs. Excluding these charges, fourth quarter 1999 gross margin was 24.4%. A reduction of licensing revenue accounted primarily for the adjusted gross margin percentage decrease in fourth quarter 2000.

         Selling, General and Administrative (SG&A) expenses for the fourth quarter of fiscal year 2000 were 38.2% of sales, down 5.9 points from 44.1% of sales in fourth quarter fiscal year 1999. This percent of sales decrease reflects holding fourth quarter 2000 SG&A relatively flat notwithstanding of a 19.5% sales gain.

         Fourth quarter 2000 interest expense was $1.1 million, down 2.3% from the fourth quarter 1999 interest expense due to lower borrowings offset by higher rates.

         Net revenues from continuing operations for fiscal year 2000 were $172.5 million, up 9.7% from $157.2 million in fiscal year 1999. Net income from continuing operations was $1.3 million for fiscal year 2000 versus a loss of $2.5 million in fiscal year 1999. Fiscal year 2000 continuing operations included a $1.5 million unusual pretax charge for an early retirement program and the strategic review process while fiscal year 1999 continuing operations included a $1.6 million unusual pretax charge for an aluminum bat recall. Earnings per share from continuing operations were $0.16 in fiscal year 2000 versus a loss of $0.32 in fiscal year 1999.

         In the third quarter of fiscal year 2000, the Company announced its intention to sell the Vic Hockey division, reclassifying it as a discontinued operation and taking a charge against earnings. Including discontinued operations and an extraordinary item for accelerated amortization of debt issuance costs from the Company's refinancing of its senior debt in December 1999, net loss in fiscal year 2000 was $13.0 million versus a loss of $3.4 million in fiscal year 1999.

         Net revenue from continuing operations in fiscal year 2000 increased in baseball equipment, team apparel and basketball offset by decreases in football, licensing and outlet stores. Football sales decreased as a result of the Company's decision not to renew the NCAA football contract. Licensing revenue declined due to declines at the Company's golf licensee, leading to the termination of this license in August 2000.

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         Gross margin from continuing operations in fiscal year 2000 was 31.4%, up 2.2 points versus fiscal year 1999. Excluding the aluminum bat recall, fiscal year 1999 gross margin was 30.2%. Gross margins increased in team apparel, football and baseball equipment, offset by decreases in basketballs.

         SG&A expenses from continuing operations excluding the early retirement and strategic review charges for fiscal year 2000 were 25.8% of sales, down 2.0 points from fiscal year 1999. This improvement reflects SG&A cost reduction programs implemented in fiscal year 2000. Including early retirement and strategic review costs, SG&A for fiscal year 2000 was 26.7% of sales.

         Interest expense for fiscal year 2000 was $5.8 million, up 22.6% versus $4.7 million in fiscal year 1999. Higher interest rates partially offset by lower borrowings accounted for this increase.

         Total debt less cash as of August 31, 2000 was $44.2 million, down $6.1 million from August 31, 1999. Improved credit terms from foreign vendors is the primary reason for this reduction.



$(000)                             Fiscal 2000               Fiscal 1999
                                   -----------               -----------

Net Revenues                        $172,504                  $157,207

Gross Profit                          54,235                    45,883

Operating Income                       8,124                     2,163

Net Income                           (13,005)                   (3,361)

EPS                                    (1.64)                    (0.43)



                      Rawlings Sporting Goods Company, Inc.
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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:        November  29, 2000              By:  /s/ Ellen S. Morice
       ------------------------                   ------------------------------
                                             Name:    Ellen S. Morice
                                             Title:   Controller

                                    ATTENTION
         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


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